United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press release

Vale informs on the Executive Vice-presidency of Finance and Investor Relations

Rio de Janeiro, October 25, 2024 – Vale S.A (“Vale” or the “Company”) informs that the Company's Board of Directors approved the appointment of Mr. Marcelo Bacci as Executive Vice President of Finance and Investor Relations, with the term of office expected to begin on December 2nd, 2024. The selection of the executive was carried out in compliance with the Company's policies and processes, as well as applicable legislation, with the support of the specialized consulting firm Russell Reynolds.

Mr. Marcelo Bacci has relevant executive experience in management and finance, including over 20 years in leadership positions in companies with different compositions and segments. For the last 10 years, he was the Executive Vice President of Finance and Investor Relations at Suzano S.A., where he had an outstanding performance. He also served as Chairman and member of the Board of Directors of companies in the Suzano Group and other companies in the Brazilian market, such as Energisa S.A. and BRF S.A. He holds a degree in Public Administration from Fundação Getúlio Vargas, and MBA degrees from Stanford Graduate School of Business and IBMEC – Brazilian Capital Market Institute.

Vale thanks Mr. Murilo Muller, who will resume his regular duties at Vale on December 2nd, 2024, for his performance as interim Executive Vice President of Finance and Investor Relations.

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 25, 2024		Director of Investor Relations